SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of December, 2007
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F    X                          Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes                               No    X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes                               No    X
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes                               No    X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telvent Canada credit agreement with ABN AMRO Bank N.V.
     On December 11, 2007, our subsidiary Telvent Canada Ltd. (“Telvent Canada”) entered into an agreement to amend its credit agreement dated May 2, 2003 with ABN AMRO Bank N.V. (formerly known as LaSalle Commercial Lending, a division of ABN AMRO Bank N.V. Canada Branch). The credit agreement was amended to amend the definition of “Collateral” to exclude accounts receivable sold to ABN AMRO Bank N.V. under a Master Accounts Receivable Purchase Agreement dated December 11, 2007 made between Telvent Canada Ltd., Telvent USA, Inc., Miner and Miner, Consulting Engineers, Incorporated and ABN AMRO Bank N.V. The credit agreement is described in our Form 20-F filed March 30, 2007.
     Telvent GIT, S.A. intends to file a copy of the credit agreement amendment as an exhibit to its next quarterly report on Form 6-K.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: December 17, 2007